UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.   )*


                                  NEXMED, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    652903105
          ------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [X]     Rule 13d-1(b)

                [ ]     Rule 13d-1(c)

                [ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 8 Pages

--------------------------------------------
CUSIP No.  652903105
--------------------------------------------

========= ======================================================================
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          David W. Tice & Associates, Inc. - 75-2476962
========= ======================================================================
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                   (a) [ ]
                                                                (b) [ ]
          Not Applicable
========= ======================================================================
  3       SEC USE ONLY
========= ======================================================================
  4       CITIZENSHIP OR PLACE OF ORGANIZATION
          Texas
========= ============= ====== =================================================
                          5    SOLE VOTING POWER
      NUMBER OF                -0-
        SHARES
     BENEFICIALLY       ====== =================================================
       OWNED BY           6    SHARED VOTING POWER
         EACH                  -0-
      REPORTING         ====== =================================================
        PERSON            7    SOLE DISPOSITIVE POWER
         WITH                  999,999
                        ====== =================================================
                          8    SHARED DISPOSITIVE POWER
                               -0-
========= ======================================================================
  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          999,999(1)
========= ======================================================================
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)
          Not Applicable
========= ======================================================================
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.1%(1)
========= ======================================================================
 12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IA
========= ======================================================================

(1) Represents 333,333 shares of common stock issuable upon exercise of warrants and 666,666 shares of common stock (with the percent ownership calculated based upon an aggregate of 16,032,122 shares outstanding as of December 27, 1999, and assuming exercise of the warrants owned by the reporting person.


                               Page 2 of 8 Pages

========= ======================================================================
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Prudent Bear Funds, Inc. - 39-1837741
========= ======================================================================
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                  (a) [ ]
                                                               (b) [ ]
          Not Applicable
========= ======================================================================
  3       SEC USE ONLY
========= ======================================================================
  4       CITIZENSHIP OR PLACE OF ORGANIZATION
          Maryland
========= ============= ====== =================================================
                          5    SOLE VOTING POWER
      NUMBER OF                999,999
        SHARES
     BENEFICIALLY       ====== =================================================
       OWNED BY           6    SHARED VOTING POWER
         EACH                  -0-
      REPORTING         ====== =================================================
        PERSON            7    SOLE DISPOSITIVE POWER
         WITH                  -0-
                        ====== =================================================
                          8    SHARED DISPOSITIVE POWER
                               -0-
========= ======================================================================
  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          999,999(1)
========= ======================================================================
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          Not Applicable
========= ======================================================================
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.1%(1)
========= ======================================================================
 12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IV
========= ======================================================================

(1) Represents 333,333 shares of common stock issuable upon exercise of warrants and 666,666 shares of common stock (with the percent ownership calculated based upon an aggregate of 16,032,122 shares outstanding as of December 27, 1999, and assuming exercise of the warrants owned by the reporting person.


                               Page 3 of 8 Pages

          Item 1(a).   Name of Issuer:
                       Nexmed, Inc.

          Item 1(b).   Address of Issuer's Principal Executive Offices:
                       350 Corporate Boulevard
                       Robbinsville, New Jersey  08691

          Item 2(a).   Name of Person Filing:
                       The persons filing this Schedule 13G are (i) David W. Tice & Associates, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and (ii) Prudent Bear Funds, Inc., an investment company registered under the Investment Company Act of 1940. Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between David W. Tice & Associates, Inc. and Prudent Bear Funds, Inc. that this
                       Schedule 13G is filed on behalf of each of them.

          Item 2(b).   Address of Principal Business Office or, if none,
                       Residence:
                       8140 Walnut Hill Lane, Suite 405
                       Dallas, Texas  75231

                       (for both David W. Tice & Associates, Inc. and Prudent Bear Funds, Inc.)

          Item 2(c).   Citizenship:
                       David W. Tice & Associates, Inc. is a Texas corporation. Prudent Bear Funds, Inc. is a Maryland corporation.

          Item 2(d).   Title of Class of Securities:
                       Common Stock

          Item 2(e).   CUSIP Number:
                       652903105


                               Page 4 of 8 Pages

          Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
                       [ ] Broker or dealer  registered  under section 15 of the
                           Act (15 U.S.C. 78o).
                       [ ] Bank as defined in section 3(a)(6) of the Act (15
                           U.S.C. 78c).
                       [ ] Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).
                       |X| Investment  company  registered  under  section  8
                           of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
                       |X| An investment adviser in accordance with Section
                           240.13d-1(b)(1)(ii)(E).
                       [ ] An employee  benefit plan or endowment  fund in
                           accordance with Section 240.13d-1(b)(1)(ii)(F).
                       [ ] A parent holding company or control person in
                           accordance with Section 240.13d-1(b)(1)(ii)(G).
                       [ ] A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);
                       [ ] A church plan that is excluded  from the  definition
                           of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                       [ ] Group, in accordance with Section 240.13d-1(b)
                           (1)(ii)(J).

          Item 4.      Ownership

                       David W. Tice & Associates, Inc.

                       (a)     Amount Beneficially Owned:  999,999*

                       (b)     Percent of Class:  6.1%

                       (c)     Number of shares as to which such person has:

                               (i)   sole power to vote or to direct the vote:
                                         -0-

                               (ii)  shared power to vote or to direct the vote:
                                         -0-

                               (iii) sole power to dispose or to direct the
                                     disposition of:
                                         999,999

                               (iv) shared power to dispose or to direct the disposition of:
                                         -0-


--------
*David W. Tice & Associates, Inc. and Prudent Bear Funds, Inc. share beneficial ownership over the same 999,999 shares.



                               Page 5 of 8 Pages

                       Prudent Bear Funds, Inc.

                       (a)     Amount Beneficially Owned:  999,999 *

                       (b)     Percent of Class:  6.1%

                       (c)     Number of shares as to which such person has:

                               (i)   sole power to vote or to direct the vote:
                                         999,999

                               (ii)  shared power to vote or to direct the vote:
                                         -0-

                               (iii) sole power to dispose or to direct the
                                     disposition of:
                                         -0-

                               (iv)  shared power to dispose or to direct
                                     the disposition of:
                                         -0-

          Item 5.     Ownership of Five Percent or Less of a Class.
                      N/A

          Item 6.     Ownership of More than Five Percent on Behalf of Another
                      Person.
                      N/A

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                      N/A

          Item 8.     Identification and Classification of Members of the Group.
                      N/A

          Item 9.     Notice of Dissolution of Group.
                      N/A

---------
*David W. Tice & Associates, Inc. and Prudent Bear Funds, Inc. share beneficial ownership over the same 999,999 shares.


                               Page 6 of 8 Pages

Item 10.      Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

              Exhibits.

              1.     Agreement to file Schedule 13G jointly.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        February  11, 2000
        Date

        DAVID W. TICE & ASSOCIATES, INC.


        By:  /s/ David W. Tice
             David W. Tice, President


        PRUDENT BEAR FUNDS, INC.


        By:  /s/ David W. Tice
             David W. Tice, President




                               Page 7 of 8 Pages